Exhibit 99.9
[LETTERHEAD OF SOCIETE GENERALE]
[Corporate & Investment Banking]

To:	George Thomas Senior Vice President & Chief Financial Officer Chartered Semiconductor manufacturing Ltd

From:	Michelle Ling Managing Director and Regional Head of Export Finance, Asia Societe Generale (“SG”)
Reference: Signed Credit Agreement dated as of January 28, 2008 (the “Agreement”) with Chartered Semiconductor manufacturing Ltd (the “Company”)
Dear Sirs,
Reference is made to the waiver request received on July 15, 2009 from your company, regarding the Debt Service Reserve Requirement listed as a covenant under Section 16.2 of the Agreement, in case Historical Debt Service Coverage Ratio is below 1.3x at any Repayment Date.
SG hereby confirms its consent to temporarily waive the above requirements for the next Repayment Date that is scheduled on September 1, 2009.
Yours faithfully,
/s/Michelle Ling

Michelle Ling
Managing Director and Regional Head of Export Finance, Asia
For and on behalf of
Societe Generale